UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at November 12, 2008

Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Translation of registrant's name into English)

1108-1030 West Georgia Street
Vancouver, British Columbia
Canada V6E 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Three and Nine Months ended September 30, 2008

99.2	Management's Discussion and Analysis for the Quarter ended September 30, 2008

99.3	Form 52-109F2 CEO Certification of Interim Filings

99.4	Form 52-109F2 CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Great Basin Gold Ltd.
(Registrant)

Date: November 12, 2008	By:	/s/ Lou van Vuuren

Lou van Vuuren
	Title:	Chief Financial Officer